UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Fountain Pharmaceuticals, Inc.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                    350754107
                                 --------------
                                 (CUSIP Number)

                             Fountain Holdings, LLC
                          c/o Joseph S. Schuchert, Esq.
                            400 Oceangate, Suite 1125
                              Long Beach, CA 90802
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 17, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
Cusip No. 350754107                                            Page 2 Of 4 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Fountain Holdings LLC           Tax I.D. 84-7418157
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Wyoming (Limited Liability Company)
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER  24,000,000 shares.  Based on the Issuer's current capital structure,  the Reporting Person may convert
  NUMBER OF         into  approximately  23,758,024 shares - representing
    SHARES          one-third of the outstanding.
 BENEFICIALLY       ------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER   0.
EACH REPORTING      ------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER  Approximately 24,000,000 shares.
    WITH            See item 7 above.
                    ------------------------------------------------------------

--------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    0.

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Approximately 24,000,000 shares.  See item 7 above.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 33 percent upon conversion.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*  OO

     (Limited Liability Company)
--------------------------------------------------------------------------------

ITEM 1 SECURITY AND ISSUER. The security being acquired by the Reporting Person is 2,000,000 shares of Series A Preferred Stock. The Series A Preferred Stock is convertible into shares of the Common Stock, par value $.001 which is registered under Section 12 of the Securities Exchange Act of 1934. Pursuant to Rule 13 d-3(d)(1) adopted under the Exchange Act, the Reporting Person is the
"beneficial owner" of the underlying Common Stock, given the immediately exercisable conversion feature of the preferred stock being acquired.

ITEM 2 IDENTITY AND BACKGROUND. The Reporting Person is a Wyoming limited liability corporation formed in July of 1997. The Reporting Person's assets consist primarily of the capital employed in purchasing the Series A Preferred Stock in the reported transactions and the Series A Preferred Stock itself.

     The Reporting Person has only two "members" (the equity owners in the limited liability company). Those persons are Joseph S. Schuchert and Karalyn Schuchert.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONTRIBUTIONS. Capital of the Reporting Person.

ITEM 4 PURPOSE OF TRANSACTION. As a result of these transactions, pursuant to a Stock Purchase and Subscription Agreement and the Certificate of Designation, the Reporting Person will have the ability to elect a majority of the board of directors of the Issuer. In this regard, the purpose of the transaction is to effect an equity investment in the issuer and to thereupon allow existing executive management to continue to operate the business although the Reporting Person will for the foreseeable future control the board of directors. The transactions will effect a change in voting control relative to the board of directors of the Issuer and subject to compliance with Section 14 of the Securities Exchange Act and the rules thereunder, the Reporting Person intends to exercise this voting control to eventually elect a majority of the board and to have that board thereupon effect those management decisions customarily reserved for the board of directors of a Delaware corporation.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER. Prior to these transactions, the Reporting Person had no interest in the securities of the Issuer.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Simultaneously with the acquisition of the Series A Preferred Stock, a Stock Purchase and Subscription Agreement and Certificate of Designation relating to the Series A Preferred Stock will be executed and delivered. Pursuant to the Stock Purchase and Subscription Agreement, the Reporting Person will control the majority of the board of directors and will be entitled to receive distributions made to Common Stockholders as though the Series A Preferred Stock purchased at the closing of the transactions were then converted. The Certificate of Designation provides for the voting discussed above and also provides the Series A Preferred Stock holders certain preemptive rights to acquire additional shares of Common Stock upon issuance under certain circumstances so as to maintain the relative equity ownership of the Series A Preferred Stockholder upon conversion. The Certificate of Designation includes adjustment provisions so as to maintain the same relative equity upon conversion in the event of any recapitalization, stock split, reverse stock split or similar transaction undertaken by the Company.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS. A. Certificate of Designation for Series A Preferred Stock providing for Conversion into the registered securities (i.e., the Common Stock of the Issuer). B. Stock Purchase and Subscription Agreement.

                                Page 3 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     FOUNTAIN HOLDINGS, LLC


Date: July 11, 1997                          By: /s/ Joseph S. Schuchert, Esq.
                                                 -------------------------------
                                                     Joseph S. Schuchert, Esq.





                                Page 4 of 4 Pages